Exhibit 12.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS [1]

(In millions)	2004	2003	2002	2001	2000

Earnings	$2,523	$(550)	$1,068	$341	$1,418

Add:
Fixed Charges
Interest expense	251	271	265	295	250
Interest factor attributable to rentals	64	76	73	72	67
Interest credited to contractholders	2,481	1,120	1,048	1,050	964

Total fixed charges	2,796	1,467	1,386	1,417	1,281

Total fixed charges excluding interest credited to contractholders	315	347	338	367	317

Earnings, as defined	5,319	917	2,454	1,758	2,699

Earnings, as defined, excluding interest credited to contractholders	$2,838	$(203)	$1,406	$708	$1,735

Ratios

Earnings, as defined, to total fixed charges [2] [3]	1.9	NM	1.8	1.2	2.1
Earnings, as defined, excluding interest credited to contractholders, total fixed charges excluding interest credited to contractholders [2] [4] [5]	9.0	NM	4.2	1.9	5.5
Deficiency of earnings to fixed charges and preference dividends [6]	$—	$550	$—	$—	$—

[1]	The Company had no dividends on preferred stock for the years 2000 to 2004.

[2]	NM: Not meaningful.

[3]	Before the impact of September 11 of $678, the 2001 ratio of earnings to fixed charges was 1.6.

[4]	Before the impact of September 11 of $678, the 2001 ratio of earnings to fixed charges excluding interest credited to contractholders was 3.8.

[5]	This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities.

[6]	Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to fixed charges and preference dividends. This amount includes a before-tax charge of $2.6 billion related to the Company’s 2003 asbestos reserve addition.